
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 18, 2017

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 8.01. Other Events.

On August 18, 2017, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.3225 per share, payable on September 15, 2017, to shareholders of record as of September 1, 2017. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibit(s):

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: August 18, 2017

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 19, 2016

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 18, 2017.

EXHIBIT 99.1

News

MGE Energy Increases Dividend for 42nd Consecutive Year

Madison, Wis., Aug. 18, 2017—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend rate by nearly 5% to $0.3225 per share on the company's common stock. The dividend is payable Sept. 15, 2017, to shareholders of record Sept. 1, 2017. This increase, which is the largest in the last 30 years, raises the annual dividend rate by 6 cents from $1.23 per share to $1.29 per share.

"Today's action by our Board demonstrates confidence in our long-term strategy of providing solid returns for our shareholders," said Gary Wolter, MGE Energy's chairman. "Our dividend is supported by the financial strength of our company and our commitment to the dividend, which we have paid for more than one hundred consecutive years."

MGE Energy has increased shareholder dividend payouts annually for 42 consecutive years.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 149,000 customers in Dane County, Wis., and purchases and distributes natural gas to 154,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact
Margaret Collins
Manager - Corporate Communications
608-252-7088 | mcollins@mge.com